SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G
                               (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b), (c) AND (d)  AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT NO. 1)






                            CFS BANCSHARES, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)



                   Common Stock, Par Value $.01 Per Share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)



                                 12525U 10 4
-------------------------------------------------------------------------------
                               (CUSIP Number)



                               December 31, 2002
-------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [x]  Rule 13d-1(d)

                              Page 1 of 6 Pages



CUSIP NO. 12525U 10 4                                        Page 2 of 6 Pages


-------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Bunny Stokes, Jr.
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [x]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     14,639
-------------------------------------------------------------------------------
6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     13,247
-------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     14,639
-------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     13,247
-------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,886
-------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

-------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     19.7%
-------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------------




CUSIP NO. 12525U 10 4                                        Page 3 of 6 Pages


-------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Della W. Stokes
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [x]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     0
-------------------------------------------------------------------------------
6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     8,273
-------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     0
-------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     8,273
-------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,273
-------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

-------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.9%
-------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------------



CUSIP NO. 12525U 10 4                                        Page 4 of 6 Pages


Item 1(a)     Name of Issuer:

              CFS Bancshares, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:

              1700 Third Avenue North
              Birmingham, Alabama 35202

Item 2(a)     Name of Person Filing:

              Bunny and Della W. Stokes, Jr. Mr. Stokes is the Chairman of the Board and Chief Executive Officer of the Issuer.

Item 2(b)     Address of Principal Business Office or, if None, Residence:

              CFS Bancshares, Inc.
              1700 Third Avenue North
              Birmingham, Alabama 35202

Item 2(c)     Citizenship:

              United States

Item 2(d)     Title of Class of Securities:

              Common Stock, par value $.01 per share

Item 2(e)     CUSIP Number:

              12525U 10 4

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

              Not applicable. This Statement is being filed pursuant to Rule 13d-1(d).

Item 4.  Ownership.

         (a)  Amount beneficially owned:

         See row 9 of the cover page for each reporting person.

         (b) Percent of class: See row 11 of the cover page for each reporting person.



CUSIP NO. 12525U 10 4                                        Page 5 of 6 Pages

         (c)  Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote                   *
                                                                         ---
         (ii)  Shared power to vote or to direct the vote                 *
                                                                         ---
         (iii) Sole power to dispose or to direct the disposition of      *
                                                                         ---
         (iv)  Shared power to dispose or to direct the disposition of    *
                                                                         ---


         *See Rows 5, 6, 7 and 8 of the cover page for each reporting person. The 14,639 shares as to which Mr. Stokes has sole and dispositive voting power include 2,500 shares that may be received upon exercise of stock options which are currently exercisable, and 5,078 shares allocated to Mr. Stokes' account under the Citizens Federal Savings Bank Employee Stock Ownership Plan. Mr. and Mrs. Stokes have shared voting and dispositive power with respect to 8,273 shares.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable since each reporting person owns more than 5% of the class.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Bunny Stokes, Jr. and Della W. Stokes may be deemed to be a group.

Item 9.  Notice of Dissolution of Group.

         Not applicable.




CUSIP NO. 12525U 10 4                                        Page 6 of 6 Pages



Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                  SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Each of the undersigned further agree that this Schedule 13G is filed on behalf of each of them.




February 13 2003          By: /s/ Bunny Stokes, Jr.
                               ---------------------------
                               Bunny Stokes, Jr.




February 13 2003          By: /s/ Della W. Stokes
                               ---------------------------
                               Della W. Stokes